USE AGREEMENT

This Use Agreement (**"Use Agreement"**) is entered into by and between Children's Hospital Los Angeles, a California 501(c)(3) nonprofit institution with offices at 4650 Sunset Blvd., Los Angeles, CA 90027 (**"CHLA"**) and Cellular Biomedicine Group, Inc., a Delaware corporation with offices at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014 (**"User"**). CHLA and User may be referred to in the singular as a **"Party"** or together as the **"Parties."**

1. <u>Term and Termination</u>. This Use Agreement is effective as of June 1, 2017 and terminates on December 31, 2017. User may terminate this Use Agreement for convenience at any time upon at least thirty day's written notice. In the case where a party materially breaches this Use Agreement, the non-breaching party may terminate this Use Agreement upon ten days from the date of written notice of the breach to the breaching party, unless such breach is cured to the satisfaction of the non-breaching party within those ten days. In the event of termination or expiration of this Use Agreement, the following will apply:

(a) User will immediately terminate access and use of the Property and return all keys, badges, and other physical means for access to the Property;

(b) User will return to CHLA all copies of user manuals, training materials, and other documentation associated with use of the Space and Equipment; and

(c) Each party will return to the other party, or certify the destruction of, all data, documents, and materials in the possession or under the control of such party that contain, in whole or in part, any Confidential Information, as defined in Section 5 below, of the other party.

2. <u>Use</u>.

(a) During the term of this Use Agreement, CHLA grants to User an exclusive, subject to CHLA's access rights in Section 2(b) and Section 6 below, and non-transferrable right for certain employees and agents of User set forth in <u>Attachment A</u> (collectively, **"Employees"**) to use (a) the facility space set forth in <u>Attachment A</u> ("Space"); and (b) the equipment listed in <u>Attachment A</u> (**"Equipment"** and, collectively with Space, the **"Property"**) for the sole purpose of conducting activities under an award granted by the California Institute of Regenerative Medicine to User as described in <u>Attachment B</u> (**"Activities"**) from Monday through Sunday during the hours of 6am to 1am. Employees and agents of User not listed in <u>Attachment A</u> will not be permitted to access and use the Property. User will not be allowed access to the Property during any hours and days and for any use than as permitted in this Section.

(b) Prior to any use of the Property, all Employees will review CHLA's applicable Standard Operating Procedures (the **"SOP"**); receive training, as required by CHLA, to use the Property; and demonstrate to CHLA's satisfaction that such Employee is trained to use the Property. During the use of the Property, all Employees will follow the SOP and comply with the requirements under this Agreement including, but not limited to, those set forth in

Section 4. CHLA will be permitted, at its sole discretion, to access the Property to verify that Employees are complying with the SOPs. User represents that Employees shall include at least one person responsible for quality assurance management for the Activities.

3. **Payment.** As consideration for such use of the Property, User will pay CHLA in accordance with the payment schedule detailed in Attachment C. In addition, within ten (10) days of the Effective Date of this Agreement, User will pay a refundable security deposit in the amount of seventy-five thousand dollars ($75,000) to secure User's faithful performance of the Use Agreement. If User is in default, CHLA may use the security deposit, or any portion of it, to cure the default or to compensate CHLA for all damage sustained by CHLA resulting from User's default. User shall immediately on demand pay CHLA a sum equal to the portion of the security deposit expended or applied by CHLA as provided in this paragraphs so as to maintain the security deposit in the sum initially deposited with CHLA. If User is not in default at the expiration or termination of this Use Agreement, and User vacates and surrenders the Property at the time and in the manner required by this Use Agreement, CHLA shall return the security deposit to User. CHLA's obligations with respect to the security deposit are those of a debtor and not a trustee.

4. **Standards.** For the Space and Equipment listed in Attachment A, CHLA will at all times during the term of the agreement maintain the Space and Equipment to Good Manufacturing Practice (GMP) quality standards and in compliance with 21 Code of Federal Regulations Part 211, Subpart C – Buildings and Facilities and Subpart D – Equipment. Notwithstanding CHLA's requirement to maintain the Space and Equipment listed in Attachment A in compliance with the prior sentence, User, at its own expense, will comply with all applicable doctrines, disciplines, standards, laws, rules, permits, ordinances, and regulations of (a) any federal, state, local, or private accrediting or licensing organization whose approvals are either necessary to or sought by CHLA; and (b) all municipal, state, and federal entities (or any agency thereof) in connection with User's use of the Property including, but not limited to, compliance with 21 Code of Federal Regulations Part 210 "Current Good Manufacturing Practice in Manufacturing Processing, packing, or Holding of Drugs" and 21 Code of Federal Regulations Part 211 "Current Good Manufacturing Practice for Finished Pharmaceuticals" and the prohibition of the use of materials produced on the Property on any human subjects, in any clinical trials, or for any diagnostic purposes involving human subjects without approval from the Food and Drug Administration. User will at all times (a) observe and be subject to all of CHLA's rules and regulations; and (b) follow the directions and instructions of CHLA regarding User's use of the Property. User will defend, indemnify and hold CHLA harmless for, and will pay any fines or penalties assessed for failure to comply under this Section when the failure is caused by User's conduct and shall pay any expenses incurred by CHLA due to User's failure to so comply.

5. **Proprietary Rights.**

(a) All past, present, and future worldwide intellectual and proprietary rights, including, without limitation, all copyrights, trademarks, trade secrets, patent rights, moral rights,

contract rights, sui generis rights, and any other intellectual, proprietary or other analogous rights therein and thereto developed solely by CHLA are and will remain the exclusive property of CHLA.

(b) All past, present, and future worldwide intellectual and proprietary rights, including, without limitation, all copyrights, trademarks, trade secrets, patent rights, moral rights, contract rights, sui generis rights, and any other intellectual, proprietary or other analogous rights therein and thereto developed solely by User without the use of CHLA facilities or resources, excluding use of the Property granted under this Use Agreement, will remain the exclusive property of the User.

(c) For purposes of this Use Agreement, "Intellectual Property" means and includes any discoveries, concepts, ideas, innovations, inventions, patents, patent applications, copyrights, trademarks, service marks, trade names, applications for the foregoing, firmware, methodologies and any and all other legal rights protecting proprietary intangible property, made, developed, perfected, devised, or authored or conceived by either party.

(d) Intellectual Property developed by an employee or agent of User using CHLA facilities or resources, excluding use of the Property granted under this Use Agreement, shall be the property of CHLA. User shall promptly disclose to CHLA any Intellectual Property developed by an employee or agent of User using CHLA facilities or resources, including Intellectual Property developed using the Property granted under this User Agreement.

(e) To the extent any Intellectual Property is determined to be the sole and exclusive property of User developed using CHLA facilities or resources, User agrees to grant back to CHLA an irrevocable, non-transferable, royalty-free, fully paid-up non-exclusive limited right to use such Intellectual Property in connection with non-commercial research, educational, or clinical activities conducted by or for CHLA.

(f) To the extent any employee or other person working on behalf of CHLA including its faculty members (collectively, "CHLA Representative") assists User or otherwise participates in the Activities in connection with use of the Property resulting in the creation of Intellectual Property, and such CHLA Representative (1) is a joint inventor or joint author of such Intellectual Property with User as determined by U.S. patent and copyright law or (2) contributes to the development and/or design of any Intellectual Property as evidenced by documentation, then CHLA and User agree that the terms and conditions relating to the handling of the jointly developed Intellectual Property will be negotiated and set forth in a separate Intellectual Property agreement to be executed by the parties. Notwithstanding the foregoing, where a CHLA Representative participates in the Activities that result in the creation of Intellectual Property and is a joint inventor or joint author of the Intellectual Property, the parties further agree that such Intellectual Property shall be jointly owned. The parties agree to cooperate to preserve proprietary rights in jointly developed Intellectual Property against forfeiture, abandonment, or loss, and execute any written instruments necessary to obtain and maintain such Intellectual Property rights. Each party agrees to promptly and fully disclose to the other party in writing any Intellectual Property made or conceived by CHLA Representatives

in connection with the Activities or use of the Property by User, within six (6) months after identifying CHLA's contribution to the Intellectual Property.

(g) The term "Confidential Information" shall mean any and all proprietary or confidential information of CHLA or Company which may be exchanged between the parties at any time and from time to time during the term of this Agreement. Information shall not be considered confidential to the extent that Company, in the case of Confidential Information of CHLA, or CHLA, in the case of Confidential Information of Company, can establish by competent proof that it: (1) is publicly disclosed through no fault of the receiving party, either before or after it becomes known to the receiving party; or (2) was known to the receiving party prior to the date of this User Agreement, as evidenced by written records, which knowledge was acquired independently and not from another party hereto (or such party's employees); or (3) is subsequently disclosed to the receiving party in good faith by a third party who has a right to make such disclosure; or (4) has been published by a third party as a matter of right; or (5) is required to be disclosed by law or court order, in which event the party required to make such disclosure shall limit the same to the minimum required to comply with the law or court order, and prior to making such disclosure that party shall notify the other party, not later than ten (10) days before the disclosure in order to allow that other party to comment and/or to obtain a protective or other order, including extensions of time, with respect to such disclosure.

(h) The parties agree that during the term of this User Agreement, and for a period of five (5) years after this User Agreement terminates, a party receiving Confidential Information of the other party will (1) maintain in confidence such Confidential Information to the same extent such party maintains its own proprietary industrial and/or business information of a similar nature; (2) not disclose such Confidential Information to any third party without prior written consent of the other party; and (3) not use such Confidential Information for any purpose except those permitted by this Agreement.

(i) Nothing contained in this User Agreement shall be construed as a waiver by either party of any rights or remedies to which it may be entitled with regard to its trade secrets, or as obligating a party to disclose its Confidential Information to the other party, or as granting to or conferring on a party, express or implied, any rights or license to the Confidential Information of the other party. Furthermore, nothing in this User Agreement will be construed as conferring by implication, estoppel or otherwise any license or rights under any Intellectual Property to the other party other than as specifically defined herein, regardless of whether such Intellectual Property are dominant or subordinate to the existing Intellectual Property rights of a party.

6. <u>Usage Only and Damage to Property</u>. This is an agreement for use only. User has no right to alter the Property. CHLA still owns and controls unencumbered access to the Property at any time. User agrees to leave the Property in at least as good order and condition to CHLA's satisfaction as they were and to immediately reimburse CHLA for (a) the full cost of repair or replacement, as determined by CHLA, of any Property which is damaged, destroyed, or

stolen by User; and (b) any clean-up or hazardous waste-related expenses including, but not limited to, disposal, shipping, damages, and penalties imposed as a result of its use.

7. **Removal**. User agrees that within seven (7) days after such expiration or termination of this Use Agreement, User shall remove from the Property all structures, equipment, and material placed on the Property by User.

8. **Warranty Disclaimer and Limitations of Liability.**

(a) Notwithstanding CHLA's obligation to maintain the Space and Equipment as required under Section 4, User agrees that the Property are provided for User's use "as is, where is" without warranty of any type or kind including any warranty that either is merchantable or fit for User's intended use or for any other particular purpose. User assumes the entire risk that any Property does not satisfy User's needs or expectations in any respect, regardless of whether any defect or deficiency is caused in whole or in part by CHLA's negligence or other fault.

(b) CHLA will have no liability to User or any other person or entity under any circumstance for any incidental, special, consequential, punitive or exemplary damages, or for loss of profits, revenues, or other economic loss, regardless of whether or not CHLA knew or had reason to know of the possibility of such damages in advance. Without limiting the generality of the foregoing, CHLA will have no liability under any circumstance for breach of this Use Agreement in any amount exceeding the total of all payments which CHLA has received from User under this Use Agreement.

9. **Indemnification and Waiver of Claims**. Without limiting User's obligations under Section 10 below, User will defend, protect, indemnify, and save CHLA and its officers, directors, agents, and employees (collectively, "**Indemnified Parties**") harmless from and against all losses, liabilities, claims, costs, expenses, demands, fines, suits and causes of action (including, but not limited to, claims on account of personal injuries, death, damage to any property, or economic loss) arising out of, or connected in any way with, (a) the use of the Property by User, (b) breach by User of this Use Agreement, and (c) any injury to a person or property resulting from or related to the conduct of User, its contractors or personnel, including injuries resulting from the use of materials or products made by User with or without use of the Property (collectively, "**Claims**"). User waives Claims that it may have, now or in the future, against Indemnified Parties.

10. **Insurance**. User shall obtain and maintain in force at all times during the term of this Agreement, at User's sole expense, policies of insurance covering User, its directors, officer, employees and authorized agents, with a carrier licensed to do business in the State of California and having at least an "A" BEST rating, in accordance with the requirements set forth in this Section 10. Any termination, expiration, non-renewal, cancellation, reduction below the minimum limits set forth below, or other change in the amount or scope of such policies of insurance shall require thirty (30) days prior written notice to CHLA. Upon request and not less

than annually, User shall provide CHLA with a certificate of insurance evidencing such coverage and coverage extensions. Required policies of insurance include all of the following:

(a) User shall obtain and maintain general liability insurance covering bodily injury and property damage and including products/completed operations, blanket contractual liability, and personal/advertising injury, with minimum liability limits of (i) $1,000,000 per occurrence; (ii) $3,000,000 annual aggregate, (iii) $1,000,000 per occurrence personal/advertising injury; and (iv) $3,000,000 products/completed operations annual aggregate;

(b) User shall obtain and maintain workers compensation insurance as required by California law;

(c) User shall obtain and maintain professional liability or errors an omissions insurance with minimum liability limits of: (i) $1,000,000 per claim/occurrence, and (ii) $3,000,000 annual aggregate; such coverage shall be either (i) on an occurrence basis or (ii) on a claims-made basis. If the coverage is on a claims-made basis, User hereby agrees that prior to the effective date of termination of User's current insurance coverage, User shall purchase, at User's sole expense, tail insurance for a period of three years following the termination of the Agreement for all claims arising out of incidents occurring prior to termination of User's current coverage or prior to termination of this Agreement and User shall provide CHLA a certificate of insurance evidencing such coverage.

11. Independent Contractor. All work performed by User using the Property will be under User's sole direction and control and will be entirely independent of any project of CHLA. User will be solely responsible and will assume full responsibility for the actions and omissions of its agents and employees when using the Property. This Use Agreement does not establish a partnership or joint venture between the parties. User will be an independent contractor for all purposes. Neither party is, or will represent itself to be, the agent of the other for any purpose.

12. Notices. Written notice required under this Use Agreement shall be delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered to the Parties at the following addresses (or such address as may hereafter be designated by a Party by written notice thereof to the other Party):

Cellular Biomedicine Group, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014
Attn: Corporate Secretary

Children's Hospital Los Angeles
4650 Sunset Boulevard
Los Angeles, California 90027
Attn: Vice President, Facilities

With a copy to:

Children's Hospital Los Angeles
4650 Sunset Boulevard, Mailstop #5
Los Angeles, California 90027
Attn: General Counsel

13. **Governing Law**. This Use Agreement shall be construed and enforced in accordance with the laws of California, without regard to conflict of law rules.

14. **Force Majeure**. Neither Party shall be liable or be deemed in default of this Use Agreement for any delay or failure to perform caused by Acts of God, war, acts of terrorism, disasters, strikes, or any similar cause beyond the control of either Party.

15. **Severability**. The provisions of this Use Agreement shall be deemed severable and if any portion shall be held invalid, illegal or unenforceable for any reason, the remainder of this Use Agreement shall be effective and binding upon the Parties.

16. **Assignment and Delegation**. User may not assign, subcontract, or delegate any of its rights or obligations under this Use Agreement without the prior written consent of CHLA. Any assignment, subcontract, transfer, or delegation without the prior written consent of CHLA shall not release User from any liability for acts of the assignee, and shall allow CHLA the option, but not the obligation, to terminate this User Agreement upon one day's notice. Subject to the prohibition contained in this paragraph, this Use Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of CHLA and User.

17. **Amendment**. This Use Agreement may be amended at any time by mutual agreement of the Parties without additional consideration, provided that before any amendment shall become effective, it shall be reduced to writing and signed by the Parties.

18. **Entire Agreement**. This Use Agreement is the entire agreement between the Parties and no other agreements, oral or written, have been entered into with respect to the subject matter of this Use Agreement. This Use Agreement supersedes all prior agreements, negotiations, and communications of whatever type, whether written or oral, between the Parties hereto with respect to the subject matter of this Use Agreement.

19. **Captions**. Any captions or headings of the articles, sections, subsections, paragraphs, or subparagraphs of this Use Agreement are solely for the convenience of the Parties, are not a part of this Use Agreement and shall not be used for the interpretation or determination of validity of this Use Agreement or any provision hereof.

20. **Cumulation of Remedies**. The various rights, options, elections, powers, and remedies of the respective Parties hereto contained in, granted, or reserved by this Use

Agreement, are in addition to any others that said Parties may be entitled to by law, shall be construed as cumulative, and no one of them is exclusive of any of the others, or of any right or priority allowed by law.

21. **No Third Party Rights.** The Parties do not intend the benefits of this Use Agreement to inure to any third person not a signatory to this Use Agreement. Notwithstanding anything contained herein, or any conduct or course of conduct by any Party hereto, before or after signing this Use Agreement, this Use Agreement shall not be construed as creating any right, claim or cause of action against either Party by any person or entity not a Party to this Use Agreement.

22. **Waiver.** No delay or omission by either Party to exercise any right or remedy under this Use Agreement shall be construed to be either acquiescence or the waiver of the ability to exercise any right or remedy in the future. Any waiver of any terms and conditions hereof must be in writing, and signed by the Parties against whom the waiver is asserted. A waiver of any term or condition hereof shall not be construed as a future waiver of the same or any other term or condition hereof.

23. **Counterparts.** This Use Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

CHILDREN'S HOSPITAL LOS ANGELES

By: ______________________
Gayathri Jith
SVP and CAO

Date: May 4, 2017

CELLULAR BIOMEDICINE GROUP, INC.

By: ______________________
Bizuo (Tony) Liu
Chief Executive Officer
Cellular Biomedicine Group

Date: May 2, 2017

Attachment A

Description of Property and List of Employees and Agents of User

Facility space
The Smith Research Tower:
Rooms 106A, 106B, 106E, and 106F, and desk space in 105
Room 106C for five months and 106D for seven months

Equipment to be provided by CHLA

- Tissue culture incubator
- 2-4C refrigerator—one in SRT 106 and one in SRT 105
- 1--80 horizontal freezer accommodate up to 40L of media
- 2 -Refrigerator space for reagent storage –one in SRT 105 and one in SRT106
- 3 - Table Top Centrifuges -2 in SRT 106 and 1 in SRT 105
- 1-Microscope inverted
- 1- light microscope
- 1-Electronic Balance
- 4 -Water Bath
- 3 Bio Safety Cabinets
- 1 Particle Counter
- 4 Pipet Aids
- Magnehelic Pressure Gage
- 1-Control Rate Freezer
- 1- Hepa filter vacuum in SRT 105
- 1- Heat sealer
- 1-Bag Plasma extractor

Services to be provided by CHLA

- Secure lock drawers in SRT **105** for personal items
- Arrange for scrubs/laundry pickup
- Arrange supply chain receiving/storage when user not on site
- IT set up -use hot spot
- One full particle counts, viable counts on the entire space occupied and the hoods will be conducted upon initiation of Activity. CHLA will conduct monthly viable counts in the processing room and on the biosafety cabinet. All reports will be provided to CBMG.
- Initial training and documentation for 3-5 GMP users
- Arrange initial IT access needs and security access needs
- Response to alarm from on-line monitoring service and CHLA Facilities personnel
- On site liaison
- Assist with shipping out reference lab testing samples.

Supplies to be provided by CHLA

- Consumable Supplies= gloves, tacky mats, bio bags, masks, caps, Decon, Alcohol, flasks, cell culture plates
- Pipettes
- Co2 tank
- LN2 tank
- 70 % isopropyl alcohol
- Germicidal bleach
- Cleanroom wipes

Employees and Agents of User

1. Victor Liu, Project Manager

2. Fei Wang, Technician

3. Dong (Steven) Xu, Technician

4. Dijun (Leo) Zhao, Technician

5. Jiaping (Jeffrey) He, Technician

6. TBD, Technician/ Additional QA

7. Li (Helen) Zhang, Senior VP of Technology

8. Andy Chan, SVP of Business Development

9. Wen (Maxwell) Wang, Director of Medical Research

10. Jiaqi Huang, VP, Translation Sciences

Attachment B

Activities

User is solely permitted to conduct those activities set forth in application number CLIN1-09472 (Project title "Final Pre-clinical Testing of Allogeneic Human Adipose-derived Mesenchymal Progenitor Cells (AlloJoin™) for the Treatment of Knee Osteoarthritis") as funded and approved by CIRM as of the Effective Date of this Use Agreement.

The goal of this CLN1 project is: to replicate and validate the manufacturing process and control in the US to support the filing of an IND for phase I trials.

Specific activities to be performed include:

1. Custom prepare culture media

2. Install and qualify additional equipment supplied by User (incubators, liquid nitrogen freezers, etc.)

3. Manufacture clinical ready Master Cell Bank, Working Cell Bank, Final Product Lot, and End of Production Cells from multiple qualified donors

4. Store and maintain cells in liquid nitrogen freezers

Attachment C
Fee Schedule

Payments are calculated based upon the following rates: Clean room fee of $2,500 per room per day.

User will pay CHLA in accordance with the fee schedule below.

- Due within 10 days of the Effective Date: Security deposit of $75,000 (equal to one month payment (calculated as 30 days for June) for one room).
- Due June 1, 2017: $75,000 (One clean room for 30 days)
- Due July 1, 2017: $120,000 (For one clean room for 14 days, and two clean rooms for 17 days
- Due August 1, 2017: $155,000 (For two clean rooms for 31 days)
- Due September 1, 2017: $150,000 (For two clean rooms for 30 days)
- Due October 1, 2017: $155,000 (For two clean rooms for 31 days)
- Due November 1, 2017: $150,000 (For two clean rooms for 30 days)
- Due December 1, 2017: $155,000 (For two clean rooms for 31 days)

Monthly rent for any partial month will be prorated at the rate of 1/30th of the monthly rent per day. User agrees that any amounts remaining unpaid after the respective due dates will accrue interest on a daily basis at the rate of 1.5%.